News Release

TransAlta Declares Dividends

CALGARY, Alberta (December 19, 2016) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.04 per common share payable on April 1, 2017 to shareholders of record at the close of business on March 1, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.16931 per share on TransAlta’s issued and outstanding 2.709% Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on March 31, 2017 to shareholders of record at the close of business on March 1, 2017 for the period from and including December 31, 2016 to but excluding March 31, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.15651 per share at the Quarterly Floating Dividend Rate of 2.539% on TransAlta’s issued and outstanding Cumulative Redeemable Floating Rate First Preferred Shares, Series B, payable on March 31, 2017 to shareholders of record at the close of business on March 1, 2017 for the period from and including December 31, 2016 to but excluding March 31, 2017. Please note the Quarterly Floating Rate will be reset every quarter.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding 4.60% Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on March 31, 2017 to shareholders of record at the close of business on March 1, 2017 for the period from and including December 31, 2016 to but excluding March 31, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.3125 per share on TransAlta’s issued and outstanding 5.00% Cumulative Redeemable Rate Reset First Preferred Shares, Series E, payable on March 31, 2017 to shareholders of record at the close of business on March 1, 2017 for the period from and including December 31, 2016 to but excluding March 31, 2017.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.33125 per share on TransAlta’s issued and outstanding 5.30% Cumulative Redeemable Rate Reset First Preferred Shares, Series G, payable on March 31, 2017 to shareholders of record at the close of business on March 1, 2017 for the period from and including December 31, 2016 to but excluding March 31, 2017.

All currency is expressed in Canadian dollars except where noted.

About TransAlta Corporation:

TransAlta Corporation (“TransAlta”) is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman Manager, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com	Stacey Hatcher Manager, Communications Toll-free media number: 1-855-255-9184 Email: ta_media_relations@transalta.com